October 19, 2022

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On August 30, 2022, the Registrant, on behalf of its series, the Catalyst Systematic Alpha Fund (the “Fund”), filed an amendment to its registration statement (the “Amendment”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on October 13, 2022, you provided comments to the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Fee Table and Example

Comment 1: Please confirm whether “Interest/Dividend Expense” is still applicable and necessary to be disclosed in the Fee Table.

Response: The Registrant has restated “Other Expenses” based on estimates for the current fiscal year.

Comment 2: In the narrative to the Example, please update the expiration date of the expense limitation.

Response: The Registrant has amended its disclosures to reflect an expiration date of October 31, 2023.

Principal Investment Strategies

Comment 3: Please disclose whether the Fund intends to invest in contingent convertible bonds as a principal investment strategy and explain, supplementally, the extent to which the Fund may do so. The Staff may be additional comments if the Fund invests in contingent convertible bonds.

Ms. Elisabeth M. Bentzinger

October 19, 2022

Response: The Registrant has confirmed that the Fund will not invest in contingent convertible bonds as a principal investment strategy.

Comment 4: Please consider whether the second and third sentences of the first paragraph under the heading “Principal Investment Strategies” is consistent with the last paragraph under the same heading. Specifically, please explain how the Fund can invest directly in structured notes or swap contracts without investing in the Subsidiary. It would seem that the Fund gains exposure to the Benchmark through the Subsidiary.

Response: The Registrant confirms that the Fund does not solely seek exposure to the Benchmark through the Subsidiary. The Registrant notes that the Subsidiary holds assets that generate so-called bad income under Subchapter M of the internal Revenue Code. The Fund is permitted to generate up to 10% of its gross income from bad income assets that are not held in the Subsidiary. The Registrant believes that such a detailed explanation in the prospectus would tend to clutter the disclosures and take a shareholder’s attention away from more material disclosures. Nonetheless, the Registrant has amended its disclosures to state the following:

The Fund generally seeks exposure to the Benchmark by investing in one or more structured notes and/or one or more non-exchange-traded total return swap contracts. These instruments generate returns that approximate the Benchmark returns either in whole or through a combination of the Benchmark’s components, with some or all of the Benchmark replication instruments being held through a wholly-owned and controlled subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”).  However, the majority of Benchmark-linked instruments are held in the Subsidiary. The swap contracts may use the Benchmark or a modified version of the Benchmark, one or more components of the Benchmark, or an unrelated index as the reference asset. The adviser selects non-Benchmark-linked instruments with returns that it believes are highly correlated to those of the Benchmark. BNP Paribas (“BNP”) is the index sponsor and index calculation agent.

Comment 5: The last sentence under the first paragraph under the heading “Principal Investment Strategies” states that the “swap contracts may use the Benchmark or a modified version of the Benchmark, one or more components of the Benchmark, or an unrelated index as the reference asset” (emphasis added). Please explain how the Fund obtains exposure to the Benchmark through an unrelated index.

Response: The Registrant refers to its response to Comment 4.

Ms. Elisabeth M. Bentzinger

October 19, 2022

Comment 6: In the Fund’s “Fixed Income Component” disclosures, please identify the lowest rating in which the Fund may invest and whether the Fund may invest in fixed income securities that are in default as part of its principal investment strategy.

Response: The Registrant has amended its disclosures to state the following:

The Fund seeks excess return above the Benchmark through active management of a fixed income portfolio. The Fund’s fixed income portfolio invests primarily in short-term U.S. corporate bonds issued by publicly traded companies, including REITs ~~and convertible bonds~~. The Fund may invest in corporate bonds, including convertible bonds, of any credit quality (with ratings ranging from AAA to C by S&P Global Ratings or the equivalent by another nationally recognized statistical ratings organization), effective maturity or modified duration, but intends to hold a majority of the portfolio in investment grade corporate bonds (rated BBB- or higher by S&P Global Ratings or the equivalent by another nationally recognized statistical ratings organization) with an average effective maturity of less than four years and an average duration of less than three and a half. Modified duration measures the change in the value of a bond in response to a 1% change in interest rates. The Fund will not purchase bonds that are in default.

Comment 7: Please explain “modified duration” as used in the first paragraph under the heading “Fixed Income Component.” How does the Fund invest in corporate bonds of modified duration when the average duration is less than three and a half years?

Response: The Registrant refers to its response to Comment 6. The Registrant notes that a four-year debt instrument would have a modified duration of approximately three and a half years. The Fund may hold a combination of debt instruments with modified durations longer or shorter than three and a half years, but will manage the average duration to conform with the limited recited in the prospectus.

Principal Investment Risk Disclosures

Comment 8: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to a fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Ms. Elisabeth M. Bentzinger

October 19, 2022

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 9: Please consider whether the following risk are still principal risks of the Fund’s amended investment strategy: Hedging Risk, Large Capitalization Stock Risk, Leverage Risk, Medium (Mid) Capitalization Stock Risk, Small Capitalization Stock Risk, Short Selling Risk.

Response: The Registrant confirms that the risks referenced in Comment 9 were related to the Fund’s previous “Equity Component” investment strategy and are no longer relevant to the Fund’s proposed strategy. The Registrant has designated each of these risks as non-principal investment risks of the Fund.

Comment 10: Please confirm that ADRs Risk and Foreign Securities Risk are prinicpal investment risks of the Fund. If so, please add corresponding principal investment strategy disclosures. In the Fund’s disclosure of Real Estate and REIT Risk mentions sub-prime mortgages. If that is applicable, please add corresponding principal investment strategy disclosure and disclose that the liquidity of subprime mortgages may change dramatically over time.

Response: The Registrant confirms that ADRs Risk and Foreign Securities Risk were related to the Fund’s previous “Equity Component” investment strategy and are no longer relevant to the Fund’s proposed strategy. The Registrant has designed each of these risks as non-prinicpal invesmtent risks of the Fund.

The Registrant has amended its disclosure of Real Estate and REIT Risks to state the following:

Real Estate and REIT Risk. The Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate. These may include decreases in real estate values, overbuilding, rising operating costs, interest rates and property taxes. In addition, some real estate related investments are not fully diversified and are subject to the risks associated with financing a limited number of projects. REITs are heavily dependent upon the management team and are subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. ~~Subprime mortgages are riskier and potentially less liquid than other mortgage-backed securities~~

Ms. Elisabeth M. Bentzinger

October 19, 2022

Comment 11: Please consider whether Duration Risk and Discontinuation of LIBOR Risk should be principal investment risks of the Fund.

Response: The Registrant has designated “Duration Risk” as a prinicpal investment risk. The Registrant has confirmed that the Fund does not have a signficant number of investments tied to LIBOR such that the discontinuation of LIBOR does not present any investment risk to shareholders.

Comment 12: Please consider whether revisions are needed to the Fund’s disclousre of Interest Rate Risk.

Response: The Registrant has amended its disclosures as follows:

Interest Rate Risk. Changes in short-term market interest rates will directly affect the yield on the shares of the Fund whose investments are normally invested in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag. In response to the financial crisis in 2020, the Board of Governors of the Federal Reserve System attempted to support the U.S. economic recovery by keeping the federal funds rate at a historically low level, expanding the scope of its repurchase agreement operations, and purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. ~~Given the recent, historically low interest rates and the potential for increases in those rates, a~~ A heightened risk is posed by rising interest rates to the Fund whose portfolio~~s~~ includes longer-term fixed income securities.

Comment 13: If the Registrant anticipates, as a result of the change in investment strategy, any portfolio repositioning that would result in a higher portfolio turnover, please enhance the disclosure of “Turnover Rate Risk.” If true, add disclosure that shareholders who purchase fund shares may have adverse tax consequences due to the repositioning. Please note that any significant variation in turnover rate should be disclosed in Item 16(e) of the Statement of Additional Information.

Response: The Registrant has reviewed the Fund’s disclosure of “Turnover Rate Risk” and believes that it accurately describes the risk of the Fund’s revised investment strategy as stated.

Performance

Comment 14: In the paragraph preceding the bar chart, please describe the supplemental index pursuant to Instruction 2b of Item 4b under Form N-1A.

Ms. Elisabeth M. Bentzinger

October 19, 2022

Response: The Registrant has amended its disclosures to state the following:

The performance table shows how the average annual total returns for Class A, Class C and Class I shares compare over time with those of a broad-based market index and ~~a supplemental index~~ the Benchmark.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 15: Please define “duration” in the principal investment strategy disclosures under the heading “Fixed Income Component” and provide an example showing how an increase of 1% in interest rates affects the value of the Fund’s assets at a given duration. Please clarify that a longer duration tends to mean greater sensitivity to changes in interest rates, which in turn typically corresponds to higher volatility and higher risk.

Response: The Registrant has added the following disclosure the end of the first paragraph under the heading “Fixed Income Component” in its Item 9 disclosures:

Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Modified duration is a measure of the change in the value of a bond in response to a 1% change in interest rates. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The more sensitive a security is to changes in interest rates, the higher its volatility risk. For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Comment 16: Please confirm whether the Fund is “non-diversified” as stated under the heading “Fixed Income Component.” If so, please explain supplementally how shareholder approval was obtained and add corresponding strategy and risk disclosures in the Fund’s Item 4 disclosures.

Response: The Registrant confirms that the Fund is diversified and has deleted the last paragraph under the heading “Fixed Income Component.”

Comment 17: In the first full paragraph on page 65, please clarify that Class A shares have a contingent deferred sale charge and confirm that Class C shares do not. If necessary, please reconcile with the Raymond James disclosure in Appendix A (at page 73).

Ms. Elisabeth M. Bentzinger

October 19, 2022

Response: The Registrant confirms that the Fund’s Class A shares have a contingent deferred sales charge and that its Class C shares do not. The Registrant notes that the Fund’s registration statement pursuant to Rule 485(b) will be presented with six other funds with a common statutory prospectus. Since the disclosure at page 65 will be included in the statutory prospectus applicable to more than the Fund, the Registrant respectfully declines to amend its disclosures.

Appendix A

Comment 18: In the Baird disclosures in Appendix A (at page 77), please change the references to “Investor A shares” and “Investor C shares” to “Class A shares” and “Class C shares”, respectively.

Response: The Registrant has amended the Appendix accordingly.

Statement of Additional Information

Comment 19: Consider whether “Waivers of Deferred Sales Charge on Class C-1 Shares” should be removed from the Table of Contents.

Response: The Registrant acknowledges that the Fund does not offer Class C-1 Shares and regrets that the Table of Contents was not updated accordingly in its filing pursuant to Rule 485(a). However, the Registrant notes that the Fund’s registration statement pursuant to Rule 485(b) will be presented with six other funds with a common Statement of Additional Information. Among those funds is the Catalyst/Millburn Hedge Strategy Fund which offers Class C-1 shares.

Comment 20: Please update the disclosure on page 3 if the Fund is non-diversified.

Response: The Registrant refers to its response to Comment 16.

Comment 21: Please review the disclosures in the Statement of Additional Information and remove any stale references rendered obsolete by Rule 18f-4 as well as any language that Rule 18f-4 may have an adverse impact on the Fund. Please explain supplementally how the Fund is in compliance with the Rule 18f-4, and describe the key elements of its Derivatives Risk Management Program and use of a relative or absolute VAR test.

Response: The Registrant has revised the disclosures in a manner consistent with Rule 18f-4. The Registrant notes that the Board of Trustees has adopted and implemented policies and procedures to ensure compliance with Rule 18f-4. At the Fund level, the advisor’s Chief Risk Officer serves as the Derivatives Risk Manager. Under the Derivatives Risk Management Program, the Derivatives Risk Manager will provide a written report to the Board at least annually with his opinions about the reasonableness of the program in managing derivatives risk and an analysis of any exceedances of the Fund’s derivative risk guidelines. If the Fund is not in compliance with its VaR test, the Derivatives

Ms. Elisabeth M. Bentzinger

October 19, 2022

Risk Manager will provide the Board a written report within five business days explaining how and when the Fund could be reasonably expected to return to compliance with its VaR test, analyzing why the Fund fell out of compliance and recommending any updates to the Derivatives Risk Management Program to prevent its recurrence. The Derivatives Risk Manager will also provide a report to the Board within 30 days of the exceedance describing how the Fund came back into compliance with Rule 18f-4. The Derivatives Risk Manager is expected to provide his first report to the Board since the implementation date of Rule 18f-4 at the Board’s next regularly scheduled meeting in November.

Comment 22: In the section under the heading “ORGANIZATION AND MANAGEMENT OF WHOLLY-OWNED SUBSDIARY,” please replace the language “commodities and other future contracts” with “structured notes and swap contracts.”

Response: The Registrant has amended its disclosures accordingly.

Comment 23: The Staff recognizes that Charles Ashley is a new portfolio manager of the Fund. Please provide information about Mr. Ashley’s other accounts managed and ownership of securities as of the most recently practicable date as per the instructions to Item 20 of the Form N-1A.

Response: The Registrant has updated the Fund’s Item 20 disclosures pertaining to Mr. Ashley as of September 30, 2022.

Comment 24: Please remove the reference to Class C-1 shares on page 48.

Response: The Registrant refers to its response to Comment 19.

Part C

Comment 25: Please confirm whether the inclusion of Teza Capital Management LLC is still appropriate under Item 33.

Response: The Registrant acknowledges that Teza Capital Management LLC (“Teza”) is no longer a sub-adviser to the Fund, but believes its inclusion in the Fund’s Item 33 disclosures is appropriate since Teza is required to preserve any books and records pertaining to the Fund for a period of five years.

Ms. Elisabeth M. Bentzinger

October 19, 2022

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser